United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Romeo Power, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

776153108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 776153108	Schedule 13G	Page 1 of 10

1	Names of Reporting Persons RMG Sponsor, LLC

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 966,669
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 966,669
9	Aggregate Amount Beneficially Owned by Each Reporting Person 966,669

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.7%

12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 776153108	Schedule 13G	Page 2 of 10

1	Names of Reporting Persons MKC Investments LLC

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 966,669
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 966,669
9	Aggregate Amount Beneficially Owned by Each Reporting Person 966,669

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.7%

12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 776153108	Schedule 13G	Page 3 of 10

1	Names of Reporting Persons David James Carpenter

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,366,671
	6	Shared Voting Power 966,669
	7	Sole Dispositive Power 1,366,671
	8	Shared Dispositive Power 966,669
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,333,340

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 1.7%

12	Type of Reporting Person IN

CUSIP No. 776153108	Schedule 13G	Page 4 of 10

1	Names of Reporting Persons Philip Kassin

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,428,202
	6	Shared Voting Power 966,669
	7	Sole Dispositive Power 1,428,202
	8	Shared Dispositive Power 966,669
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,394,871

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 1.8%

12	Type of Reporting Person IN

CUSIP No. 776153108	Schedule 13G	Page 5 of 10

1	Names of Reporting Persons Robert S. Mancini

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,392,508
	6	Shared Voting Power 966,669
	7	Sole Dispositive Power 1,392,508
	8	Shared Dispositive Power 966,669
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,359,177

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 1.7%

12	Type of Reporting Person IN

CUSIP No. 776153108	Schedule 13G	Page 6 of 10

ITEM 1.	(a)	Name of Issuer:

Romeo Power, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

4380 Ayers Avenue, Vernon, California 90058.

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

RMG Sponsor, LLC;

MKC Investments LLC;

David James Carpenter;

Philip Kassin; and

Robert S. Mancini.

(b)	Address or Principal Business Office:

The principal business address of the Reporting Persons is c/o RMG Sponsor, LLC, 50 West Street, Suite 40-C, New York, New York, 10006.

(c)	Citizenship of each Reporting Person is:

Each of RMG Sponsor, LLC and MKC Investments LLC are organized under the laws of the State of Delaware. Each of the other Reporting Persons is a citizen of the United States.

(d)	Title of Class of Securities:

Common stock, par value $0.0001 per share (“Common Stock”).

(e)	CUSIP Number:

776153108

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

CUSIP No. 776153108	Schedule 13G	Page 7 of 10

The following sets forth, as of January 3, 2022, the aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons, as well as the number of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 134,137,938 shares of Common Stock outstanding as of November 8, 2021 based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
RMG Sponsor, LLC	966,669	0.7%	0	966,669	0	966,669
MKC Investments LLC	966,669	0.7%	0	966,669	0	966,669
David James Carpenter	2,333,340	1.7%	1,366,671	966,669	1,366,671	966,669
Philip Kassin	2,394,871	1.8%	1,428,202	966,669	1,428,202	966,669
Robert S. Mancini	2,359,177	1.7%	1,392,508	966,669	1,392,508	966,669

RMG Sponsor, LLC is the beneficial owner of 966,669 shares of Common Stock issuable upon exercise of warrants to purchase Common Stock held of record by RMG Sponsor, LLC. Mr. Kassin is the record holder of 1,428,202 shares of Common Stock. Mr. Mancini is the record holder of 1,392,508 shares of Common Stock. Mr. Carpenter is the beneficial holder of 1,366,671 shares of Common Stock held of record by Riverside Management Group LLC, of which Mr. Carpenter is the majority holder.

MKC Investments LLC is the sole managing member of RMG Sponsor, LLC, and Messrs. Carpenter, Mancini and Kassin are the managing members of MKC Investments LLC. As a result, each of MKC Investments LLC, and Messrs. Carpenter, Mancini, and Kassin may be deemed to share beneficial ownership of the securities held of record by RMG Sponsor, LLC.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

CUSIP No. 776153108	Schedule 13G	Page 8 of 10

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 776153108	Schedule 13G	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

RMG Sponsor, LLC
By: MKC Investments LLC, its sole managing member

By:	/s/ Philip Kassin
Name:	Philip Kassin
Title:	President and Chief Operating Officer

MKC Investments LLC

By:	/s/ Philip Kassin
Name:	Philip Kassin
Title:	President and Chief Operating Officer

David James Carpenter

/s/ David James Carpenter

Philip Kassin

/s/ Philip Kassin

Robert S. Mancini

/s/ Robert S. Mancini

CUSIP No. 776153108	Schedule 13G	Page 10 of 10

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (previously filed).